SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T- 3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

CEDC Finance Corporation International, Inc.

(as issuer)

Central European Distribution Corporation

CEDC Finance Corporation, LLC

CEDC International Sp. z o.o.

PWW Sp. z o.o.

Bols Hungary Beverage Import & Distribution Ltd.

Bravo Premium LLC

Joint Stock Company Distillery Topaz

Joint Stock Company “Russian Alcohol Group”

Limited Liability Company “The Trading House Russian Alcohol”

ZAO Sibirsky LVZ

OOO First Tula Distillery

Closed Joint Stock Company Mid-Russian Distilleries

OOO Glavspirttrest

Pasalba Limited

Lion/Rally Lux 1 S.A.

Lion/Rally Lux 2 S.à r.l.

Lion/Rally Lux 3 S.à r.l.

Jelegat Holdings Limited

(as guarantors)

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6.5% Senior Secured Notes due 2020	Up to a maximum aggregate principal amount of $500 million(1)

Approximate date of proposed public offering: The Exchange Offer commended on February 25, 2013 and will expire at 11:59 p.m. New York City Time, on March 22, 2013, unless extended or earlier terminated by the Company.

Name and Address of agent for service: Brian Morrissey, Secretary, CEDC Finance Corporation International, Inc., 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

(1)	The aggregate principal amount of 6.5% Senior Secured Notes due 2020 to be issued under the Indenture (as defined below) may be less and will depend upon the aggregate principal amount of Existing 2016 Notes (as defined below) that are exchanged in the Exchange Offer described in Item 2. Additional notes may be issued under the Indenture from to time after the completion of the Exchange Offer.

The applicants hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1.	General Information

Applicant	Form of Organization (a)	Jurisdiction of Organization (b)
CEDC Finance Corporation International, Inc.	Corporation	Delaware
Central European Distribution Corporation	Corporation	Delaware
CEDC Finance Corporation LLC	Limited Liability Company	Delaware
CEDC International sp. z.o.o.	Limited Liability Company	Poland
PWW sp. z.o.o.	Limited Liability Company	Poland
Bols Hungary Beverage Import & Distribution Ltd.	Limited Liability Company	Hungary
Bravo Premium LLC	Limited Liability Company	Russian Federation
Joint Stock Company Distillery Topaz	Joint Stock Company	Russian Federation
Joint Stock Company “Russian Alcohol Group”	Joint Stock Company	Russian Federation
Limited Liability Company “The Trading House Russian Alcohol”	Limited Liability Company	Russian Federation
ZAO Sibirsky LVZ	Closed Joint Stock Company	Russian Federation
OOO First Tula Distillery	Limited Liability Company	Russian Federation
Closed Joint Stock Company Mid-Russian Distilleries	Closed Joint Stock Company	Russian Federation
OOO Glavspirttrest	Limited Liability Company	Russian Federation
Pasalba Limited	Private Company Limited by Shares	Cyprus
Lion/Rally Lux 1 S.A.	Corporation	Luxembourg
Lion/Rally Lux 2 S.à.r.l.	Limited Liability Company	Luxembourg
Lion/Rally Lux 3 S.à.r.l.	Limited Liability Company	Luxembourg
Jelegat Holdings Limited	Private Company Limited by Shares	Cyprus

2.	Securities Act Exemption Applicable

The Company is offering to exchange (the “Exchange Offer”) all of the outstanding 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due 2016 (the “8.875% Existing Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes”) issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), a wholly-owned subsidiary of Central European Distribution Corporation (“CEDC”), which Existing 2016 Notes are guaranteed by CEDC and certain of CEDC’s subsidiaries, for (i) shares of new common stock (the “New Common Stock”) to be issued by CEDC, (ii) up to $500 million aggregate principal amount of new 6.5% Senior Secured Notes due 2020 (the “New Secured Notes”) to be issued by CEDC FinCo and guaranteed by CEDC and certain subsidiaries of CEDC. The terms of the Exchange Offer are contained in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum and Disclosure Statement”).

This Application has been filed to qualify the Indenture that will govern the New Secured Notes (the “Indenture”). The issuance of the New Secured Notes is being made in reliance on Section 3(a)(9) of the Securities Act of 1933 based upon the following facts:

•	the New Common Stock and the New Secured Notes will be offered to existing security holders exclusively and solely in exchange for such holders’ Existing 2016 Notes;

•

no sales of securities of the same class as the New Secured Notes have been or are intended to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees to financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the Company’s tax advisors, (iv) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer, (v) fees charged by the trustee and the security agents under the Indenture for their respective services as trustee and security agents in connection with the Exchange Offer; and (vi) an early consent fee payment to eligible holders of the Existing 2016 Notes;

•

the Company’s financial advisors have not been retained to solicit or make, and will not be soliciting or making, any recommendation with respect to the Exchange Offer; the fee payable to the Company’s financial advisor does not depend on the closing of the Exchange offer or the amount of any securities to be exchanged; and

•	no holder of Existing Secured Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than the surrender of their Existing 2016 Notes.

AFFILIATIONS

3.	Affiliates

For the purposes of this Form T-3 only, (i) each Applicant’s directors and officers may be deemed to be “affiliates” of such Applicant by virtue of the positions held by such persons and (ii) Roust Trading Limited and Mr. Roustam Tariko may be deemed to be “affiliates” of CEDC. Item 4, “Directors and Officers” and the sub-sections of Item 5 entitled “Principal Owners of Voting Securities—Central European Distribution Corporation” are incorporated herein by reference.

The following is a list of subsidiaries of CEDC that may be deemed to be “affiliates” of the Applicants as of the date of this Application. All of the following entities are directly or indirectly wholly-owned by CEDC unless otherwise indicated. The level of indentation indicates the level of ownership.

Name of Company	Jurisdiction of Organization
Central European Distribution Corporation (1)	Delaware
CEDC Finance Corporation LLC	Delaware
CEDC Finance Corporation International, Inc.	Delaware
CEDC International sp. z o.o.	Poland
Jelegat Holdings Ltd.	Cyprus
WHL Holdings Ltd.	Cyprus
Dancraig Wine & Spirit Trading Ltd.	Isle of Man
Global Wine & Spirit Holding Ltd.	Cyprus
Tisifoni Wines & Spirits Ltd.	Cyprus
Whitehall-Center LLC	Russia
Whitehall St. Petersburg(2)	Russia
Whitehall Severo-Zapad	Russia
WH Import Company LLC	Russia
Whitehall Siberia	Russia
Whitehall Rostov-on-Don(3)	Russia
Bols Hungary Beverage Import & Distribution Ltd.	Hungary
Copecresto Enterprises Ltd.(4)	Cyprus
Ardy Investments Ltd.	Cyprus
Lugano Holdings Ltd.	Cyprus
OOO Parliament Distributions	Russia
OOO Parliament Production	Russia
ISF	Germany
Lion/Rally Lux 1 S.A.	Luxembourg
Lion/Rally Lux 2 S.à r.l.	Luxembourg
Lion/Rally Lux 3 S.à r.l.	Luxembourg
Pasalba	Cyprus
Latchey Ltd	Cyprus
OOO Glavspirttrest	Russia
Vlaktor Trading	Cyprus
AVK Holdings	Cyprus
Chorniy & Mikola	Ukraine
Premier Distribution Company	Ukraine
Joint Stock Company Russian Alcohol Group(5)	Russia
Bravo Premium LLC	Russia
Sibirsky LVZ	Russia
JSC Distillery Topaz	Russia
The Trading House Russian Alcohol LLC	Russia
Mid-Russian Distilleries	Russia
OOO First Tula Distilleries(6)	Russia
Trading House Russian Alcohol	Russia
TH Russian Alcohol Centre (7)	Russia
TH Russia Alcohol North West (8)	Russia
TH Russia Alcohol Siberia (9)	Russia
TH Russia Alcohol Moscow(10)	Russia

(1)	Direct parent of CEDC Finance Corporation International Inc. with 100% holdings. Central European Distribution Corporation is the ultimate parent corporation of each of the entities listed below.
(2)	90.0% owned by Whitehall Holdings Limited.
(3)	85.0% owned by WH Import Company.
(4)	83.33% owned by Bols Hungary Beverage Import & Distribution Ltd. 13.77% owned by Central European Distribution Corporation.
(5)	99.9% owned by Pasalba. 0.1% owned by Lion/Rally Lux 3 S.à r.l.
(6)	99.9% owned by Russian Alcohol Group. 0.1% owned by CJSC Mid-Russian Distilleries.
(7)	99.0% owned by Russian Alcohol Group. 1.0% owned by LLC Trading House Russian Alcohol.
(8)	99.0% owned by Russian Alcohol Group. 1.0% owned by TH Russian Alcohol Centre.
(9)	1.0% owned by Russian Alcohol Group. 99.0% owned by TH Alcohol North West.
(10)	99.0% owned by Russian Alcohol Group. 1.0% owned by TH Alcohol Moscow.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The Company

The following table lists the names and offices held by all directors and executive officers of the Company.

Name	Position

Grant Winterton	President, Chief Executive Officer and Board Member

Ryan Lee	Vice President, Chief Financial Officer and Board Member

James Archbold	Assistant Secretary

The mailing address for each of the officers and directors listed above is:

c/o CEDC Finance Corporation International, Inc.

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

Central European Distribution Corporation

The following table lists the names and offices held by all directors and executive officers of CEDC:

Name	Position

Roustam Tariko	Chairman of the Board of Directors

N. Scott Fine	Lead Director

David Bailey	Director

Joseph Farnan	Director

Alessandro Picchi	Director

Jose Aragon	Director

Markus Sieger	Director

Grant Winterton	Chief Executive Officer

Ryan Lee	Chief Financial Officer

Jim Archbold	Vice President and Director of Investor Relations

The mailing address for each of the officers and directors listed above is:

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

CEDC Finance Corporation, LLC

The following table lists the names and offices held by all directors and executive officers of CEDC Finance Corporation, LLC:

Name	Position

Grant Winterton	President

Ryan Lee	Vice President

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

CEDC International Sp. z o.o.

The following table lists the names and offices held by all directors and executive officers of CEDC International sp. z.o.o.

Name	Position

Evangelos Evangelou	President of the Management Board

Rafał Wojtkowiak	Vice President of the Management Board

Grant Winterton	Member of the Management Board

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

ul. Kowanowska 48

64-600 Oborniki

Wielkopolskie, Poland

PWW Sp. z o.o.

The following table lists the names and offices held by all directors and executive officers of PWW sp. z.o.o.:

Name	Position

Evangelos Evangelou	President of the Management Board

Sławomir Kojło	Vice President of the Management Board

Henryk Wnorowski	Member of the Management Board

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

ul. Kowanowska 48

64-600 Oborniki

Wielkopolskie, Poland

Bols Hungary Beverage Import & Distribution Ltd.

The following table lists the names and offices held by all directors and executive officers of Bols Hungary Beverage Import & Distribution Ltd:

Name	Position

Mariusz Chrobot	Managing Director

Evangelos Evangelou	Member of the Supervisory Board

David Bailey	Member of the Supervisory Board

Bartosz Kołaciński	Member of the Supervisory Board

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

ul. Kowanowska 48

64-600 Oborniki

Wielkopolskie, Poland

Bravo Premium LLC

The following table lists the names and offices held by all directors and executive officers of Bravo Premium LLC:

Name	Position

Elena Khrustaleva	General Director and Member of the Board

Grant Winterton	Member of the Board

Alexander Tupitsyn	Member of the Board

Ryan Lee	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

52, bld. 3, Liber A

Kuznetsovskaya St

St Petersburg, 196105

The Russian Federation

Joint Stock Company Distillery Topaz

The following table lists the names and offices held by all directors and executive officers of Joint Stock Company Distillery Topaz:

Name	Position

JSC “Russian Alcohol Group”	General Director represented by Vladimir Filiptsev

Grant Winterton	Member of the Board

Petr Levin	Member of the Magement Board

Ryan Lee	Member of the Board

Alexander Tupitsyn	Member of the Board

Sergey Bogosyan	Member of the Board

Bartosz Kołaciński	Member of the Board

David Bailey	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

Joined Stock Company “Russian Alcohol Group”

The following table lists the names and offices held by all directors and executive officers of Joined Stock Company “Russian Alcohol Group”:

Name	Position

Vladimir Filiptsev	General Director

Igor Kosarev	Member of the Board

David Bailey	Member of the Board

Petr Levin	Member of the Board

Ryan Lee	Member of the Board

Bartosz Kołaciński	Member of the Board

Przemysław Witas	Member of the Board

Grant Winterton	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

Limited Liability Company “The Trading House Russian Alcohol”

The following table lists the names and offices held by all directors and executive officers of Limited Liability Company “The Trading House Russian Alcohol”:

Name	Position

Ryan Lee	General Director

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

ZAO Sibirsky LVZ

The following table lists the names and offices held by all directors and executive officers of ZAO Sibirsky LVZ:

Name	Position

JSC “Russian Alcohol Group”	General Director represented by Filipsberv Vladimir Pavlovich

David Bailey	Member of the Board

Ryan Lee	Member of the Board

Bartosz Kołaciński	Member of the Board

Vasiliy Zyryanov	Member of the Board

Grant Winterton	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

OOO First Tula Distillery

The following table lists the names and offices held by all directors and executive officers of OOO First Tula Distillery:

Name	Position

JSC “Russian Alcohol Group”	General Director represented by Filipsberv Vladimir Pavlovich

Ryan Lee	Member of the Board

Bartosz Kołaciński	Member of the Board

Grant Winterton	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

Closed Joint Stock Company Mid-Russian Distilleries

The following table lists the names and offices held by all directors and executive officers of Closed Joint Stock Company Mid-Russian Distilleries:

Name	Position

Arsen Oganesyen	General Director

Grant Winterton	Member of the Board

Sergey Bogosyan	Member of the Board

Ryan Lee	Member of the Board

Bartosz Kołaciński	Member of the Board

Ilya Blinov	Member of the Board

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Novoorlovskaya street, building 5

119633 Moscow

Russian Federation

OOO Glavspirttrest

The following table lists the names and offices held by all directors and executive officers of OOO Glavspirttrest:

Name	Position

JSC “Russian Alcohol Group”	General Director represented by Vladimir Filiptsev

The mailing address for each of the officers and directors listed above is:

c/o Russian Alcohol Group

Building 5, Novoorlovskaya Street

119633, Moscow

Russian Federation

Pasalba Ltd.

The following table lists the names and offices held by all directors and executive officers of Pasalba Ltd.:

Name	Position

Ryan Lee	Director

Amsterdam Trust Corporation (Cyprus) Ltd.	Director

Arjan Schaapman	Director

Peter Petrou	Director

The mailing address for each of the officers and directors listed above is:

Theklas Lysioti 35

Eagle Star House, 5th Floor

3030 Limassol

Cyprus

Lion/Rally Lux 1 S.A.

The following table lists the names and offices held by all directors and executive officers of Lion/Rally Lux 1 S.A.:

Name	Position

Grant Winterton	Director

Ryan Lee	Director

ATC Management	Director

Richard Brekelmans	Director

Elizabeth Timmer	Director

The mailing address for each of the officers and directors listed above is:

13-15 Av de la Liberté

L-1931 Luxembourg

Lion/Rally Lux 2 S.à r.l.

The following table lists the names and offices held by all directors and executive officers of Lion/Rally Lux 2 S.à r.l.

Name	Position

Grant Winterton	Director

Ryan Lee	Director

ATC Management	Director

Richard Brekelmans	Director

Elizabeth Timmer	Director

The mailing address for each of the officers and directors listed above is:

13-15 Av de la Liberté

L-1931 Luxembourg

Lion/Rally Lux 3 S.à r.l.

The following table lists the names and offices held by all directors and executive officers of Lion/Rally Lux 3 S.à r.l.

Name	Position

Grant Winterton	Director

Ryan Lee	Director

ATC Management	Director

Richard Brekelmans	Director

Elizabeth Timmer	Director

The mailing address for each of the officers and directors listed above is:

13-15 Av de la Liberté

L-1931 Luxembourg

Jelegat Holdings Limited

The following table lists the names and offices held by all directors and executive officers of Jelegat Holdings Limited:

Name	Position
Grant Winterton

Arta Antoniou

Spyroulla Papaeracleous

The mailing address for each of the officers and directors listed above is:

c/o Central European Distribution Corporation

Arch. Makariou III, 2-4

Capital Center, 9th Floor

P.C. 1065, Nicosia

Cyprus

5.	Principal Owners of Voting Securities

The Company

As of February 15, 2013, CEDC Finance Corporation LLC owned 100 shares of common stock of the Company, representing 100% of the voting securities of the Company. CEDC Finance Corporation LLC’s complete mailing address is c/o Central European Distribution Corporation, 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

Central European Distribution Corporation

As of February 15, 2013, Roust Trading Limited and Mr. Roustam Tariko owned 15,920,411 shares of common stock of CEDC, representing 19.47% of the voting securities of CEDC. Roust Trading Limited and Mr. Roustam Tariko’s complete mailing address is 25 Belmont Hills Drive, Warwick WK 06, Bermuda.

CEDC Finance Corporation, LLC

As of February 15, 2013, CEDC owned 100% of the membership interests in CEDC Finance Corporation LLC, representing 100% of the voting securities of the CEDC Finance Corporation LLC. CEDC’s complete mailing address is Central European Distribution Corporation, 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

CEDC International Sp. z o.o.

As of February 15, 2013, CEDC owned 2,215,625 shares of common stock of CEDC International sp. z o.o., representing 100% of the voting securities of CEDC International sp. z.o.o. CEDC’s complete mailing address is Central European Distribution Corporation, 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

PWW sp. z o.o.

As of February 15, 2013, CEDC International sp. z.o.o. owned 12,000 shares of common stock of PWW sp. z o.o., representing 100% of the voting securities of the PWW sp. z.o.o. CEDC International sp. z.o.o.’s complete mailing address is CEDC International sp. z.o.o., ul. Kowanowska 48, 64-600 Oborniki Wielkopolskie, Poland.

Bols Hungary Beverage Import & Distribution Ltd.

As of February 15, 2013, CEDC International sp. z.o.o. owned 100% of the quota (with a value of HUF 91,240,000) of Bols Hungary Beverage Import & Distribution Ltd., representing 100% of the voting securities of Bols Hungary Beverage Import & Distribution Ltd. CEDC International sp. z.o.o.‘s complete mailing address is CEDC International sp. z.o.o., ul. Kowanowska 48, 64-600 Oborniki Wielkopolskie, Poland.

Bravo Premium LLC

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 5,100 shares of common stock of Bravo Premium LLC, representing 100% of the voting securities of Bravo Premium LLC. The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Company “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

Joint Stock Company Distillery Topaz

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 295,440 shares of common stock of Joint Stock Company Distillery Topaz, representing 100% of the voting securities of Joint Stock Company Distillery Topaz. The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Company “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

Joint Stock Company “Russian Alcohol Group”

As of February 15, 2013, Pasalba Limited owned 35,977 shares of common stock of Joint Stock Company Russian Alcohol Group, representing 99.9% of the voting securities of Joint Stock Company “Russian Alcohol Group”. Pasalba Limited’s complete mailing address is Pasalba Limited, Theklas Lysioti 35, Eagle Star House, 5th Floor, 3030 Limassol, Cyprus.

Limited Liability Company “The Trading House Russian Alcohol”

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 1,010 shares of common stock of Limited Liability Company “The Trading House Russian Alcohol”, representing 100% of the voting securities of Limited Liability Company “The Trading House Russian Alcohol.” The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Company “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

ZAO Sibirsky LVZ

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 14,425 shares of common stock of ZAO Sibirsky LVZ, representing 100% of the voting securities of Sibirsky LVZ. The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Company “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

OOO First Tula Distillery

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 5,099 shares of common stock of OOO First Tula Distillery, representing 99.9% of the voting securities of OOO First Tula Distillery. The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Corporation “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

Closed Joint Stock Corporation Mid-Russian Distilleries

As of February 15, 2013, Joint Stock Company “Russian Alcohol Group” owned 10,411 shares of common stock of Closed Joint Stock Company Mid-Russian Distilleries, representing 100% of the voting securities of Closed Joint Stock Company Mid-Russian Distilleries. The complete mailing address of Joint Stock Company “Russian Alcohol Group” is Joint Stock Company “Russian Alcohol Group”, Novoorlovskaya street, building 5 119633 Moscow, Russia.

OOO Glavspirttrest

As of February 15, 2013, Latchey Limited owned 260 shares of common stock of OOO Glavspirittrest, representing 100% of the voting securities of OOO Glavspirittrest. Latchey Limited’s complete mailing address is Latchey Limited, 8 Stassinos Avenue, 2nd Floor, Office 202 Photiades Business Center, 1449 Nicosia, Cyprus.

Pasalba Ltd.

As of February 15, 2013, Lion/Rally Lux 3 S.à r.l. owned 510,726 shares of common stock of Pasalba Ltd., representing 100% of the voting securities of Pasalba Limited. Lion/Rally Lux 3 S.à r.l.’s complete mailing address is Lion/Rally Lux 3 S.à r.l., 13-15 Av de la Liberté, L-1931 Luxembourg.

Lion/Rally Lux 1 S.A.

As of February 15, 2013, CEDC International sp. z.o.o. owned 5,330,805 shares of common stock of Lion/Rally Lux 1 S.A., representing 100% of the voting securities of Lion/Rally Lux 1 S.A. CEDC International sp. z.o.o.’s complete mailing address is CEDC International sp. z.o.o., ul. Kowanowska 48, 64-600 Oborniki Wielkopolskie, Poland.

Lion/Rally Lux 2 S.à r.l.

As of February 15, 2013, Lion/Rally Lux 1 S.A. owned 5,330,805 shares of common stock of Lion/Rally Lux 1 S.A., representing 100% of the voting securities of Lion/Rally Lux 2 S.à r.l. Lion/Rally Lux 1 S.A.‘s complete mailing address is Lion/Rally Lux 1 S.A., 13-15 Av de la Liberté, L-1931 Luxembourg.

Lion/Rally Lux 3 S.à r.l.

As of February 15, 2013, Lion/Rally Lux 2 S.à r.l. owned 5,330,805 shares of common stock of Lion/Rally Lux 2 S.à r.l., representing 100% of the voting securities of Lion/Rally Lux 2 S.à r.l. Lion/Rally Lux 2 S.à r.l.‘s complete mailing address is Lion/Rally Lux 2 S.à r.l., 13-15 Av de la Liberté, L-1931 Luxembourg.

Jelegat Holdings Limited

As of February 15, 2013, CEDC International sp. z.o.o. owned 1,000 shares of common stock of Jelegat Holdings Limited, representing 100% of the voting securities of Jelegat Holdings Limited. CEDC International sp. z.o.o.’s complete mailing address is CEDC International sp. z.o.o., ul. Kowanowska 48, 64-600 Oborniki Wielkopolskie, Poland.

UNDERWRITERS

6.	Underwriters

(a) Within three years prior to the date of filing this Application, no person has acted as an underwriter of any of the Applicants’ securities that are outstanding as of the date of this Application.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a) The following table sets forth below information with respect to each class of securities of the Applicants as of February 15, 2013.

Company	Amount Authorized	Amount Outstanding
CEDC Finance Corporation International, Inc.
Common Stock	100	100
9.125% Senior Secured Notes due 2016	$380,000,000	$380,000,000
8.875% Senior Secured Notes due 2016	€430,000,000	€480,000,000
Central European Distribution Corporation
Common Stock	120,000,000	81,757,789
Preferred Stock	1,000,000	0
3.00% Convertible Notes due 2013	$300,000,000	$257,858,000
CEDC Finance Corporation, LLC(1)	100%	100%
CEDC International sp. z o.o	2,215,625	2,215,625
PWW sp. z o.o.	12,000	12,000
Bols Hungary Beverage Import & Distribution	HUF 91,240,000	HUF 91,240,000
Bravo Premium LLC	5,100	5,100
Joint Stock Company Distillery Topaz	295,440	295,440
Joint Stock Company “Russian Alcohol Group”	35,678	35,678
Limited Liability Company “The Trading House Russian Alcohol”	1,010	1,010
ZAO Sibirsky LVZ	14,425	14,425
OOO First Tula Distillery	5,100	5,100
Closed Joined Stock Company Mid-Russian Distilleries	10,411	10,411
OOO Glavspirttrest	260	260
Pasalba Ltd	510,726	510,726
Lion/Rally Lux 1	5,330,805	5,330,805
Lion/Rally Lux 2	5,330,805	5,330,805
Lion/Rally Lux 3	5,330,805	5,330,805
Jelegat Holdings Limited	1,000	1,000

(1)	Representing membership interests.

(b) Unless otherwise specified, (i) each of the entities listed above has issued only one class of voting securities and (ii) the holders of such securities are entitled to one vote per share on all matters presented to securities holders. Holders of preferred stock of Central European Distribution Corporation are not entitled to vote on matters voted on by stockholders, except as expressly permitted by law or as may be determined by the CEDC’s board of directors in a certificate of designations, references and rights.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Secured Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and the trustee thereunder (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is included as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture. Section references refer to sections in the Indenture unless otherwise indicated.

(a) Events of Default; Withholding of Notice

An Event of Default with respect to the Notes is defined in the Indenture as being:

(i) default for 30 days in the payment when due of interest on if any, with respect to, the Notes;

(ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(iii) failure by CEDC or any of its Significant Subsidiaries to comply with the provisions described in Section 4.20 (Merger, Consolidation or Sale of Assets);

(iv) failure by CEDC or any of its Restricted Subsidiaries for 30 days after written notice to CEDC by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in the Indenture or the Security Documents;

(v) default (after giving effect to any applicable grace period) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is guaranteed by CEDC or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(vi) failure by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $30.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days;

(vii) breach by CEDC or any of its Restricted Subsidiaries of any material representation or warranty or agreement in the Security Documents, the repudiation by CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) of any of its obligations under the Security Documents or the unenforceability of the Security Documents against CEDC or any of its Restricted Subsidiaries for any reason;

(viii) except as permitted by the Indenture, any Guarantee of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries that together would constitute a Significant Subsidiary), or any person acting on behalf of any such Person, denies or disaffirms its obligations under its Guarantee;

(ix) any Intercompany Loan ceases to be in full force and effect other than in accordance with the terms of the Indenture or is declared fully or partially void in a judicial proceeding or any Intercompany Borrower asserts that any Intercompany Loan is fully or partially invalid and (y) the Guarantee of CEDC is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or CEDC, or any Person acting on behalf of CEDC, denies or disaffirms its obligations under its Guarantee; or

(x) (i) any RAG On-Loan ceases to be in full force and effect other than in accordance with the terms of this Indenture or is declared fully or partially void in a judicial proceeding or any RAG Intercompany Borrower asserts that any RAG On-Loan is fully or partially invalid, (ii) the repudiation or disaffirmation by Jelegat Holdings Limited of its obligations under any of the security documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against Jelegat Holdings Limited for any reason, (iii) any Security Document shall cease to be in full force and effect (other than in accordance with their respective terms or the terms of this Indenture), or cease to be effective in all material respects to grant the Security Agent a perfected lien on the RAG On-Loans with the priority purported to be created thereby or, (iv) the Company or Jelegat Holdings Limited amends any constitutional documents in any manner which adversely affects the enforceability, validity, perfection or priority of the Security Agent’s lien on any RAG On-Loan or which adversely affects the value of any RAG On-Loan in any material respect;

(xi) (1) CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case or proceeding, or any other case or proceeding to be adjudicated bankrupt or insolvent, or consents to the filing of a petition, application, answer or consent seeking reorganization or relief;

(B) consents to the entry of an order or decree for relief against it in an involuntary case or proceeding, or to the commencement of any bankruptcy or insolvency case or proceeding against it;

(C) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of it or for any substantial part of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability to pay its debts generally as they become due; or

(2) a court of competent jurisdiction enters an order or decree under Bankruptcy Law that:

(A) is for relief against CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) in an involuntary case;

(B) adjudges CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment or composition of or in respect to CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

(C) appoints a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) or for all or substantially all of the property of CEDC of any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary); or

(D) orders the winding-up or liquidation of CEDC or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days.

Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, interest, if any, of any Note, the Trustee may withhold the notice of Default or an Event of Default (except a Default in payment of principal of, premium, if any, or interest on any Note) if and for so long as the Trustee in good faith determines that it is in the best interests of the Holders to withhold such notice.

(b) Authentication and Delivery of Notes; Use of Proceeds

An Officer (whom shall have been duly authorized by all requisite corporate actions) shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office or position at the time the Trustee (or the Authenticating Agent) authenticates the Note, the Note shall be valid nevertheless. The Trustee shall be entitled to rely on such signature as authentic and shall be under no obligation to make any investigation in relation thereto.

A Note shall not be valid until an authorized signatory of the Trustee, or, as the case may be, an Authenticating Agent signs (either manually or by facsimile) the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Notes because the New Notes will be part of the consideration exchanged for the Senior Secured Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The Indenture and the Security Documents provide that the liens on the Collateral will be released:

(i)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate Section 4.12(a) (Asset Sales) and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation, amalgamation or other combination in which such guarantor is not the surviving corporation if the transaction does not violate Section 4.20 (Merger, Consolidation or Sale of Assets);

(ii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with Section 4.25 (Designation of Restricted and Unrestricted Subsidiaries);

(iii)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be released from its Guarantee pursuant to the terms of the Indenture, upon release of the Guarantor from its Guarantee;

(iv)	in accordance with the Security Documents (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

(v)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with Section 8.2 (Legal Defeasance and Discharge) or Section 8.5 (Satisfaction and Discharge of the Indenture);

(vi)	if the Collateral is a Specified Bank Account, upon the written request of CEDC, if CEDC certifies in such request that as of the last day of the then most recent fiscal quarter ending after the Issue Date, such account did not have at least $40.0 million (or, if in a currency other than U.S. dollars, the U.S. dollar equivalent thereof) in deposits; and

(vii)	as described in Article IX (Amendments, Supplements and Waiver) of the Indenture.

Upon compliance by the Company and each Guarantor with the conditions precedent required by the Indenture and the Security Documents, the relevant Security Agent shall promptly cause to be released and reconveyed to the Company and each Guarantor as appropriate any released Collateral. Prior to each proposed release, the Company must furnish to the Security Agent all certificates, opinions and documents required by the Indenture, the Security Documents and the Trust Indenture Act.

(d) Satisfaction and Discharge of the Indenture

The Indenture (and all liens on Collateral created pursuant to the Security Documents) and the Guarantees shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all Notes issued hereunder when (a) either (i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment in U.S. dollars has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the defeasor, CEDC or any other Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash denominated in dollars, non-callable government securities, or a combination of cash in dollars or non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (b) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (c) the Company, the CEDC or any other Guarantor has paid, or caused to be paid, all sums payable under the Indenture; and (d) the Company has delivered irrevocable instructions to the Trustee under the Indenture to give the notice of redemption and apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be. In addition, the Defeasor and CEDC must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

CEDC shall deliver to the Trustee, within 120 days after the end of each fiscal year or at any time at the request of the Trustee, an Officers’ Certificate a statement regarding compliance with all conditions and covenants under the Indenture. Upon becoming aware of, and as of such time that CEDC should reasonably have become aware of, a Default or Event of Default, the CEDC shall deliver to the Trustee promptly and in any event with 14 days of the occurrence of such Default a statement specifying such Default or Event of Default, as the case my be, their status and what action CEDC is taking or proposes to take in respect thereof.

9. Other Obligors

The following lists the name and complete mailing address of each obligor under the Indenture:

The Company’s obligations with respect to the New Secured Notes will initially be guaranteed by each of the Guarantors, all of which are subsidiaries of CEDC. The mailing address of each Applicant is set forth in Item 4 “Directors and Executive Officers.”

10.	Content of Application for Qualification. This Application for Qualification comprises:

(a) Pages numbered 1 to 33 consecutively.

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

List of Exhibits

Exhibit T3A.1*	—	Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 5, 2009

Exhibit T3A.2*	—	Certificate of Amendment of Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 23, 2009

Exhibit T3A.3*	—	Memorandum of Association of Pasalba Ltd.

Exhibit T3A.4*	—	Limited Liability Company Agreement of CEDC Finance Corporation LLC

Exhibit T3A.5*	—	Memorandum of Association of Lion/Rally Lux 1 S.A.

Exhibit T3A.6*	—	Memorandum of Association of Lion/Rally Lux 2 S.à.r.l

Exhibit T3A.7*	—	Memorandum of Association of Lion/Rally Lux 3 S.à.r.l

Exhibit T3A.8*	—	Articles of Association of CEDC International sp. z.o.o.

Exhibit T3A.9*	—	Articles of Association of PWW sp. z.o.o.

Exhibit T3A.10*	—	Charter of Joint Stock Company Distillery Topaz

Exhibit T3A.11*	—	Charter of Joint Stock Company Russian Alcohol Group

Exhibit T3A.12*	—	Charter of Limited Liability Company The Trading House Russian Alcohol

Exhibit T3A.13*	—	Articles of Association of Closed Joint Stock Company Mid-Russian Distilleries

Exhibit T3A.14*	—	Articles of Association of ZAO Sibirsky LVZ

Exhibit T3A.15*	—	Charter of OOO Glavsprittrest

Exhibit T3A.16*	—	Charter of OOO “First Tula Distilleries”

Exhibit T3A.17*	—	Charter of Bravo Premium LLC

Exhibit T3A.18*	—	Consolidated Deed of Foundation of Bols Hungary Beverage Import & Distillery Ltd.

Exhibit T3A.19*	—	Memorandum and Articles of Association of Jelegat Holdings Limited

Exhibit T3A.20	—	Amended and Restated Certificate of Incorporation of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.1 to Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2010)

Exhibit T3B.1*	—	Bylaws of CEDC Finance Corporation International, Inc.

Exhibit T3B.2	—	Amended and Restated Bylaws of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.2 to the Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2011)

Exhibit T3C*	—	Form of Indenture

Exhibit T3D	—	Not applicable

Exhibit T3E.1	—	Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (Incorporated by reference to Exhibit (a)(l)(i) of Central European Distribution Corporation’s Schedule TO filed with the Commission on February 25, 2013)

Exhibit T3E.2	—	Form of Letter of Transmittal to holders of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (included as part of Exhibit T3E.1)

Exhibit T3E.3	— Ballots (included as part of Exhibit T3E.1)

Exhibit T3F

— Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1*	— Statement of eligibility and qualification of the Trustee on Form T-1

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, CEDC Finance Corporation International, Inc., a corporation organized and existing under the laws of the State of Delaware, Central European Distribution Corporation, a corporation organized and existing under the laws of the State of Delaware, CEDC Finance Corporation, LLC, a limited liability company organized and existing under the laws of the State of Delaware, CEDC International sp. z o.o, a limited liability company organized and existing under the laws of Poland, PWW sp. z o.o., a limited liability company organized and existing under the laws of Poland, Bols Hungary Beverage Import & Distribution Ltd., a limited liability company organized and existing under the laws of Hungary, Bravo Premium LLC, a limited liability company organized and existing under the laws of the Russian Federation, Joint Stock Company “Russian Alcohol Group” a joint stock company organized and existing under the laws of the Russian Federation, ZAO Sibirsky LVZ, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO First Tula Distillery, a limited liability company organized and existing under the laws of the Russian Federation, Closed Joined Stock Company Mid-Russian Distilleries, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO Glavspirttrest, a limited liability company organized and existing under the laws of the Russian Federation, Lion/Rally Lux 1, a corporation organized and existing under the laws of Luxembourg, Lion/Rally Lux 2, a limited liability company organized and existing under the laws of Luxembourg, Lion/Rally Lux 3, a limited liability company organized and existing under the laws of Luxembourg, Jelegat Holdings Limited, a private company limited by shares organized and existing under the laws of Cyprus, Pasalba Ltd., a private company limited by shares, organized and existing under the laws of Cyprus, each have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 25th day of February, 2013.

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC FINANCE CORPORATION, LLC

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC INTERNATIONAL SP. Z O.O

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

Attest:	/s/ Przemyslaw Witas
Name:	Przemyslaw Witas

PWW SP. Z O.O.

By:	/s/ Evangelos Evangelou
Name: Evangelos Evangelou
Title: President of the Management Board

Attest:	/s/ Przemyslaw Witas
Name:	Przemyslaw Witas

BOLS HUNGARY KFT.

By:	/s/ Mariusz Chrobot
Name: Mariusz Chrobot
Title: Managing Director

Attest:	/s/ Laszlo Tavali
Name:	Laszlo Tavali

BRAVO PREMIUM LLC

By:	/s/ Elena Khrustaleva
Name: Elena Khrustaleva
Title: General Director

Attest:	David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY DISTILLERY TOPAZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY RUSSIAN ALCOHOL GROUP

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LIMITED LIABILITY COMPANY THE TRADING HOUSE RUSSIAN ALCOHOL

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

ZAO SIBIRSKY LVZ

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

OOO FIRST TULA DISTILLERY

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

CLOSED JOINED STOCK COMPANY MID-RUSSIAN DISTILLERIES

By:	/s/ Arsen Oganesean
Name: Arsen Oganesean
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

OOO GLAVSPIRTTREST

By:	/s/ Vladimir Filiptsev
Name: Vladimir Filiptsev
Title: General Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

PASALBA LTD

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 1 S.A.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 2 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 3 S.A.R.L.

By:	/s/ Ryan Lee
Name: Ryan Lee
Title: Director

By:	/s/ Richard Brekelmans
Name: Richard Brekelmans
Title: Manager

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP

JELEGAT HOLDINGS LIMITED

By:	/s/ Grant Winterton
Name: Grant Winterton
Title: Chief Executive Officer; Authorized Signatory

Attest:	/s/ David Quartner
Name:	David Quartner
Skadden, Arps, Slate, Meagher & Flom LLP